650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 28, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jay Ingram
Erin Jaskot
Rufus Decker
Nudrat Salik

Re:

SolarCity Corporation

Registration Statement on Form S-1

Filed June 18, 2013

Amendment No. 3 to Registration Statement on Form S-1

Filed on August 28, 2013

File No. 333-189404

Registration Statement on Form S-1

Filed June 18, 2013

Amendment No. 3 to Registration Statement on Form S-1

Filed on August 28, 2013

File No. 333-189405

Ladies and Gentlemen:

On behalf of SolarCity Corporation (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated August 15, 2013 (the “First Comment Letter”) and dated August 27, 2013 (the “Second Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-189404) (the “Notes Registration Statement”) and Registration Statement on Form S-1 (File No. 333-189405) (the “Common Stock Registration Statement”), each filed with the Commission on June 18, 2013, and each as amended by an Amendment No. 1 to such registration statement filed with the Commission on June 21, 2013 and an Amendment No. 2 to such registration statement filed with the Commission on August 2, 2013 (as amended, the “Notes Registration Statement” and the “Common Stock Registration Statement,” respectively, and together the “Registration Statements”).

Through EDGAR, the Company is concurrently filing Amendment No. 3 to the Notes Registration Statement (“Notes Amendment No. 3”) and Amendment No. 3 to the Common Stock Registration Statement (“Common Stock Amendment No. 3” and together with Notes Amendment No. 3,

AUSTIN  BRUSSELS  GEORGETOWN, DE  HONG KONG  LOS ANGELES  NEW YORK  PALO ALTO

SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

Securities and Exchange Commission

August 28, 2013

the “Amendments”). As previously discussed with the Staff, we note that, after considering the Company’s capital needs and discussions with the Staff to date, the Company has decided to pursue the offering of the convertible notes in an aggregate principal amount of $100 million (plus an over-allotment option of an additional 15% principal amount) and to pursue a primary common stock offering of shares to raise approximately $100 million (plus an option of an additional 15% of shares). The Company will no longer pursue the share lending transaction that was reflected in the prior versions of the Common Stock Registration Statement. The Company has amended the Registration Statements and has provided responses to the Staff’s comments to accordingly reflect these new offering terms and the elimination of the share lending agreement.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

First Comment Letter:

General

1.	Your response dated August 2, 2013 provides the requested “Tandy” language within the body of the letter signed by your legal counsel. As indicated in our letter dated July 15, 2013, these statements must be provided by the company. In the event you request acceleration of the effective date of the registration statement, please file the “Tandy” language as a written statement from the company.

The Company acknowledges the Staff’s comment and the Company will provide the “Tandy” representation language in the Company’s written request for acceleration.

2.	Please update the financial statements being incorporated by reference in both registration statements and the corresponding financial information included to comply with Rule 3-12 of Regulation S-X. This should include providing a capitalization table as of June 30, 2013.

The Company acknowledges the Staff’s comment and the Company has updated both Registration Statements to include the Company’s financial statements for the period ending June 30, 2013 and the Company’s capitalization table as of June 30, 2013.

3.	Please be advised that we have referred your filings to the Division of Trading & Markets and additional comments may be forthcoming under the same or separate cover.

The Company acknowledges the Staff’s comment.

4.

We note your response to comments three and seven of our letter dated July 15, 2013. Please revise both registration statements to include a similar description of the mechanics of the transactions, including the relationship between the Share Lending Agreement, the common stock offering and

Securities and Exchange Commission

August 28, 2013

the convertible note offering as well as the specific structure of the derivatives transaction that will be available to purchasers in the convertible note offering, including how and when such note investors would elect to enter into the cash-settled total return swaps. The revised disclosure should clearly address the reasons why the offerings are being conducted simultaneously, who are the intended purchasers of the securities in each offering, and how the total return equity swaps relate to the offerings. Please include this disclosure on the prospectus cover page, in the summary of the offering, as part of your description of the Share Lending Agreement, and elsewhere as appropriate.

Given the new structure of the transactions, the Company has revised the Registration Statements to remove all references to the share lending agreement and any related derivative transactions.

5.	We note your response to comment seven of our letter dated July 15, 2013 in which you state that convertible note investors who enter into cash-settled total return equity swaps with GSFM or its affiliates will not receive allocations in the common stock offering. Please revise both registration statements to clearly disclose on the prospectus cover page and elsewhere as appropriate who will be prohibited from investing in the common stock offering. Please also advise whether convertible note investors that do not enter into hedging transactions with the share borrower may purchase shares of common stock in the offering. If so, please explain how such investors may use those shares to create hedge positions. Please also explain whether there are any other limitations on potential investors purchasing shares in the offering, such as if they have existing short positions in the common stock. Please provide us with a summary of the offering procedures you will use to ensure that prohibited investors are not allocated shares in the common stock offering.

As noted above, given the modification in the structure of the transactions, the Company no longer intends to offer the common stock through the share lending agreement. Consequently, we respectfully advise the Staff that we have not made the changes requested by the Staff in the first two sentences of this comment.

Convertible note investors may purchase shares of common stock in the offering. However, as noted below, such investors will be taking additional “long” exposure to the Company.

As discussed in our response to comment 3 of the Staff’s letter dated July 15, 2013, many investors hedge their “long positions” in convertible notes (i.e., the risk that the convertible notes may decline in value) by entering into a “short position” in the stock underlying the convertible notes (thereby offsetting such risk, since the short position would increase in value as the long position decreases in value, and vice versa). Any purchases of common stock in the offering would increase, rather than decrease, such risk, and, accordingly, would not serve as a hedge with respect to the convertible notes.

Securities and Exchange Commission

August 28, 2013

Each purchaser of common stock in the offering is required to comply with Rule 105 of Regulation M. While compliance with Rule 105 of Regulation M is the responsibility of each investor purchasing shares in the offering, we have added additional disclosure to the underwriting section of the Common Stock Registration Statement to the effect that each purchaser of common stock is required to comply with Rule 105 of Regulation M. In addition, upon launch of the offering, each of the underwriters will send Rule 134 compliant emails to their respective sales teams for forwarding to potential investors, which e-mails will include the following legend:

By submitting an order for an allocation in this offering, you are representing your eligibility to receive the allocation in accordance with Rule 105 of Regulation M.

Aside from the limitations described above, there are no additional limitations on potential investors purchasing shares in the offering, including if they have existing short positions in the Company’s common stock. We note that, in that respect, the common stock offering is not distinguishable from other registered offerings of common stock, with respect to which restrictions beyond those imposed by Rule 105 of Regulation M are not typically required. The Staff has expressed concern (including in Compliance and Disclosure Interpretation 239.10) with investors establishing short positions “against the box” after the filing of a registration statement and before the registration statement becomes effective and then using the registered shares to cover the short sale. Here, however, the convertible notes offering and the common stock offering are both being registered, are being conducted simultaneously, and investors will not be allocated any notes or shares, and, accordingly, there would be no long position to be hedged by selling shares short, until after the commencement of the Rule 105 restricted period. It is also expected that the marketing period for the transaction will be less than five business days, so any short sales during this period would also be restricted by Rule 105 of Regulation M.

6.	We note your disclosure on page 50 of Form S-1 (333-189405) regarding the “clearing price.” Please indicate that such disclosure is responsive to Item 505 of Regulation S-K by including such disclosure under the caption “Item 5. Determination of Offering Price” as indicated on Form S-1. Please also revise Form S-1 (333-189404) to include the various factors considered in determining the conversion price of the convertible notes. See Item 505(b) of Regulation S-K.

Given the new structure of the common stock transaction, the Company respectfully notes that it has revised page 45 of the Common Stock Registration Statement to remove the discussion of the determination of the offering price. As is typical for an underwritten offering of common stock, this common stock offering will be priced by reference to the current market price of the Company’s common stock and there is not expected to be a material disparity between the offering price and the market price of the outstanding shares of common stock of the Company.

Securities and Exchange Commission

August 28, 2013

The Company has revised page 86 of the Notes Registration Statement in order to set forth the separate captioned “Determination of Offering Terms” in response to the Staff’s comment.

Amendment No. 2 to Registration Statement on Form S-1 (333-189404)

Calculation of Registration Fee

7.	We note your response to comment four of our letter dated July 15, 2013. However, we note that footnote (4) continues to state that you are registering an indeterminate number of shares of common stock into which the notes may be converted. Please delete this footnote and clarify that you are registering the number of shares of common stock shown in the registration fee table, and that this amount represents a good-faith estimate of the maximum number of shares that you may issue on conversion.

The Company has revised footnote (4) of the fee table in response to the Staff’s comment.

Capitalization, page 34

8.	We note your response to comment 16 in our letter dated July 15, 2013. As your response indicates that there are a limited number of pro forma adjustments, please provide a narrative description of the pro forma effect of the convertible notes offering and share lending agreement. Your disclosures should address at a minimum the pro forma effect on interest expense, net income, and earnings per share for the year ended December 31, 2012 and the six months ended June 30, 2013. Refer to Rule 11-02(b)(1) of Regulation S-X. Please also include a discussion of any significant assumptions and estimates used to arrive at the amounts. Please similarly revise Form S-1 (333-189405).

The Company has revised the “Capitalization” sections of each Registration Statement to provide a narrative of the pro forma effect of the convertible notes offering and the common stock offering on our interest expense, net income and earnings per share in response to the Staff’s comment. Given the modification of the structure of the transactions, the Company has deleted the references to the share lending transaction.

Securities and Exchange Commission

August 28, 2013

Share Lending Agreement; Concurrent Offering of Convertible Notes, page 37

9.	We note your response to comment 19 in our letter dated July 15, 2013. Please also disclose in future filings the amount of interest expense recognized each period presented specifically related to the amortization of issuance costs associated with the share lending agreement. Refer to ASC 470-20-50-2A(h).

Given the modification of the structure of the transactions, the Company respectfully notes that this comment and the future accounting impact of the share lending agreement are no longer applicable.

Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-189405)

General

10.	We note your response to comment three in our letter dated July 15, 2013. The total return swaps referenced in your response appear to be security-based swaps. Please tell us how the share borrower intends to comply with Section 5 of the Securities Act with respect to the offer and sale of such security-based swaps. Please also tell us why the disclosure regarding the hedging transactions with the share borrower does not constitute general solicitation or general advertising of such security-based swaps.

Given the modification of the structure of the transactions, the Company respectfully notes that this comment is not longer applicable as there will not be a share borrower.

Risk Factors, page 10

11.	We note the risk factor entitled “The issuance and sale of the borrowed shares in this offering, any short selling relating to the issuance of the convertible notes, and the privately negotiated derivatives transactions that are expected to be entered into in connection with the common stock offering may affect the market price of the common stock.” The heading to this risk factor indicates that convertible note investors may engage in short selling (whether in addition to or in lieu of the hedging transactions with the share borrower), but the discussion beneath the heading does not address this issue. Please revise accordingly.

Given the modification of the structure of the transactions, the Company has revised page 27 of the Common Stock Registration Statement and page 41 of the Notes Registration Statement to remove the risk factors related to the share lending agreement and has modified the risk factor related to the volatility of the price of the Company’s common stock to refer to the additional risks from market activity and derivative positions related to the convertible notes.

Securities and Exchange Commission

August 28, 2013

12.	We note the disclosure in the first paragraph under the risk factor entitled “Adjustments by convertible note investors of their hedging positions in our common stock and the expectation thereof may have a negative effect on the market price of our common stock.” Please clarify how the offered shares of common stock will be “used by investors in the convertible notes to establish hedge positions.” In addition, please explain the significance of the second sentence given the use of synthetic hedge positions. Please also explain in greater detail why and how convertible note investors would adjust their hedge positions.

Given the modification of the structure of the transactions, the Company has revised page 27 of the Common Stock Registration Statement and page 41 of the Notes Registration Statement to remove the risk factors related to the convertible note hedge positions and has modified the risk factor related to the volatility of the price of the Company’s common stock to refer to the additional risks from market activity and derivative positions related to the convertible notes.

Second Comment Letter:

General

1.	We note your response to comment three of our letter dated July 15, 2013. Please advise us as to what consideration you have given to disclosing the following:

•	The shortage of SolarCity shares available to be borrowed in the market and that the cost to borrow is substantially higher than the cost for the “typical convertible note issuer;”

•	That prospective purchasers would be unwilling to participate in the convertible note offering without the ability to establish a short position as facilitated by the common stock offering;

•	The typical price paid to borrow SolarCity shares in the market; and

•	The likely impact of the common stock offering on the current borrow rate of the shares, including how it might negatively impact the ability of stockholders to lend shares.

Given the modification of the structure of the transactions including the abandonment of the share lending agreement, the Company respectfully notes that this comment is no longer applicable to the concurrent convertible notes and common stock offerings.

Securities and Exchange Commission

August 28, 2013

2.	Your response to comment three of our letter dated July 15, 2013 states that “GSFM will sell the borrowed shares to the underwriters in the common stock offering.” Please supplementally advise us of the price at which GSFM will sell such shares.

Given the modification of the structure of the transactions including the abandonment of the share lending agreement, the Company respectfully notes that this comment is no longer applicable to the concurrent convertible notes and common stock offerings.

3.	We note your response to comment 13 of our letter dated July 15, 2013. Please elaborate on your previous response by providing us with additional analysis regarding the applicability of Regulation M to both the common stock offering and convertible note offering. Please ensure that your analysis addresses, among other things, each of the following:

•	Whether the offerings are distributions for purposes of Regulation M;

•	Identification of any restricted period in both offerings;

•	Identification of the covered persons in both offerings;

•

Identification of any purchases, bids, or attempts (directly or indirectly) to induce any purchases or bids of a covered security during a restricted period in connection with both offerings and an analysis of whether any exception applies; and

•	Identification of any purchases or bids of a covered security that may occur outside a restricted period in both offerings.

Given the modification of the structure of the transactions, the Company respectfully advises the Staff in response to the Staff’s comment that:

•	Each of the concurrent convertible notes and common stock offerings will be distributions for purposes of Regulation M;

•

Given that the shares of common stock of the Company have an ADTV value of more than $100,000 and the Company has a public float value of more than $25 million, the restricted period for the common stock offering will commence, for a given person, on the later of one business day prior to the determination of the offering price or such time that such person becomes a distribution participant and will end upon such person’s completion of participation in the distribution. The restricted period for the convertible notes offering will commence, for a given person, on the later of five business days prior to the determination of the offering price or such time that such person becomes a distribution participant and will end upon such person’s completion of participation in the distribution. Because the Company’s shares of common stock are Actively-Traded Securities, distribution participants other than the issuer or an affiliated purchaser of the issuer will be exempt from Rule 101 of Regulation M’s prohibition on purchases of common stock during these restricted periods;

•

The covered persons in the concurrent convertible notes and common stock offerings will be (i) the underwriters named in each Registration Statement, (ii) the Company, and (iii) the affiliated purchasers of each of the foregoing;

Securities and Exchange Commission

August 28, 2013

•

Neither the Company nor any distribution participant nor any affiliated purchaser of the foregoing will make any purchases, bids, or attempts (directly or indirectly) to induce any purchases or bids of any covered securities during an applicable restricted period in connection with either offering other than, given the current structure of the transactions, offers to sell or the solicitation of offers to buy the securities being distributed in accordance with Rule 102(b)(5), Rule 101(b)(9) and the views of the Staff set forth in Staff Legal Bulletin No. 9 (“SLB 9”) in relation to concurrent distributions, affiliated purchasers of the issuer purchasing the issuer’s securities that are being distributed in accordance with the views of the Staff set forth in SLB 9 in relation to such purchases, transactions exempt pursuant to Rule 101(c)(1) and potential stabilization transactions in compliance with Rule 104 of Regulation M; and

•

In light of the changes to the offering structure to remove the share lending facility, the Company does not believe that identification of purchases or bids of a covered security that may occur outside of a restricted period is required in connection with these offerings.

4.	We note your response to comment 13 of our letter dated July 15, 2013. Please provide us with additional analysis regarding the applicability of Regulation SHO to both the common stock offering and convertible note offering, including how the underwriters and their affiliates will comply with Regulation SHO. We also note the language in your response stating that each of the underwriters “intends” to implement procedures which prohibit entities that enter into hedging transactions with the underwriters from purchasing shares in the registered offering. Please confirm that each of the underwriters and their affiliates will implement such procedures.

Given the modification of the structure of the transactions including the abandonment of the share lending agreement, the Company respectfully notes that the Company and the underwriters do not believe that Regulation SHO will be implicated by the concurrent convertible notes and common stock offerings. We note that any short sale of a covered security in connection with the over-allotment of a security may be marked by a broker or dealer as “short exempt” pursuant to Rule 201(d)(5)(i) of Regulation SHO.

Please direct any questions with respect to this letter or the Registration Statements to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Executive Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard Steven V. Bernard

Securities and Exchange Commission

August 28, 2013

cc:	Lyndon Rive
Robert D. Kelly
Seth R. Weissman
SolarCity Corporation

Michael A. Occhiolini Michael E. Coke
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Thomas J. Ivey
Skadden, Arps, Slate, Meagher & Flom LLP